Securities and Exchange Commission
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-22274

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING October 1, 2007 (MM/DD/YY) AND ENDING September 30, 2008 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Stern Fisher Edwards Inc

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

801 South Figueroa Street, Suite 2100
(No. and Street)

Los Angeles (City) CA (State) 90017 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jon M. Kmett (213) 612-0220
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Windes & McClaughry Accountancy Corporation
(Name – *if individual, state last, first, middle name*)

111 West Ocean Boulevard, Suite 2200 (Address) Long Beach (City) CA (State) 90802 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
DEC 10 2008
THOMSON REUTERS

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Jon M. Kmett, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Stern Fisher Edwards Inc, as of September 30, 2008, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

Notary Public

TERI M. MC CASLAND
Commission # 1700726
Notary Public - California
Los Angeles County
My Comm. Expires Nov 7, 2010

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (Filed concurrently and included in the Public Report as a separate document.)

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

STERN FISHER EDWARDS INC
(SEC FILE NO. 8-22274)

STATEMENT OF FINANCIAL CONDITION
AS OF SEPTEMBER 30, 2008
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

Filed pursuant to Rule 17a-5(e)(3) as a **PUBLIC DOCUMENT**.

CONTENTS

Windes & McClaughry
Accountancy Corporation
Established 1926

Certified Public Accountants & Consultants

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT

To the Board of Directors of
Stern Fisher Edwards Inc

We have audited the accompanying statement of financial condition of Stern Fisher Edwards Inc (the Company) as of September 30, 2008. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall statement of financial condition presentation. We believe that our audit of the statement of financial condition provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of Stern Fisher Edwards Inc as of September 30, 2008 in conformity with accounting principles generally accepted in the United States of America.

Windes & McClaughry

Long Beach, California
November 24, 2008

STERN FISHER EDWARDS INC

STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

ASSETS

ASSETS	
Cash and cash equivalents	$ 110,241
Deposit with clearing broker	50,000
Commissions receivable	36,852
Other assets	13,218
Investments at fair market value	9,512
TOTAL ASSETS	$ 219,823

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES	
Accounts payable and accrued expenses	$ 67,108
COMMITMENTS AND CONTINGENCIES (Note 8)	
STOCKHOLDERS' EQUITY	
Common stock, no par value, 100,000 shares authorized, 6,613 shares issued and outstanding	97,437
Retained earnings	55,278
	152,715
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 219,823

The accompanying notes are an integral part of this financial statement.

STERN FISHER EDWARDS INC

NOTES TO THE STATEMENT OF FINANCIAL CONDITION
SEPTEMBER 30, 2008

NOTE 1 - Organization and Nature of Business

Stern Fisher Edwards Inc (the "Company") is a broker-dealer registered with the Securities and Exchange Commission. The Company engages in the sale of common stocks, bonds, and mutual funds.

NOTE 2 - Significant Accounting Policies

Securities Transactions

All securities transactions are executed and cleared by National Financial Services on a fully disclosed basis. Securities transactions and related commission revenues and expenses are recorded on a settlement-date basis. The financial statement effect of recording these transactions at settlement date rather than trade date is not significant. Investments are valued at fair market value as determined by quoted market prices.

Use of Estimates and Assumptions

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities and reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Investments with original maturities of three months or less are considered by the Company to be cash and cash equivalents.

Fair Value of Financial Instruments

Substantially all of the Company's financial instruments are carried at fair value.

Investment Advisory Services

Investment advisory fees represent fees received through December 31, 2007 for advisement of the Company's clients, which are based upon the fair market value of clients' investments, and generally recorded when earned. Beginning January 1, 2008, the investment advisory services were provided by an affiliated company. (See Note 4.)

NOTE 3 – Clearing Broker Agreement

The Company has a clearing agreement with a clearing broker. Under the terms of the agreement, the Company is required to maintain a $50,000 good faith deposit. In addition, the Company is contingently liable to the clearing broker in the event of nonperformance by its introduced customers. It is the Company's policy to continuously monitor its exposure to this risk.

NOTE 4 – Related-Party Transactions

The Company is the general partner for an investment fund. The Clipper Ship Fund, L.P. (the "Partnership") was established in October 2001 with the objective of achieving superior investment returns, with an appropriate level of risk, by investing in and holding the stocks of a small number of carefully selected high-growth companies chiefly in the technology sector, but also in other industrial sectors. As the general partner, the Company does not have an equity interest but receives an investment management fee of 1.375% of the limited partners' capital accounts and a special allocation of profits (realized and unrealized) of the Partnership after exceeding a specified return. For the fiscal year ended September 30, 2008, the Company recorded $13,813 of earned investment management fees, which are reported under investment advisory services. As of January 1, 2008, the Clipper Ship management fees are recorded in an affiliated company as discussed below.

On January 1, 2008, the stockholders of the Company formed an affiliated company in order to segregate the investment advisory services from the broker-dealer services. In connection with the creation of the affiliated company, SFE Investment Counsel Inc. (SFEIC), certain assets and liabilities related to the investment advisory services as well as the net book value of fixed assets of the Company were distributed to the stockholders in a noncash dividend, which were then contributed by the stockholders to SFEIC.

Under terms of a management service agreement entered into with SFEIC in January 2008, the Company pays a monthly management fee to SFEIC for general and administrative expenses, which include payroll, rent and other operating and overhead expenses. During the year ended September 30, 2008, the amount incurred under the management service agreement totaled $875,000. The agreement is cancellable by either party with thirty days written notice. At September 30, 2008, the amount owed by the Company to SFEIC totaled $28,892.

During the year ended September 30, 2008, the Company obtained noncash financing of $300,000 from SFEIC in connection with the stock repurchased from two of the Company's stockholders. The amount was repaid in full during the current year.

NOTE 5 – Profit Sharing Plan

The Company has a profit sharing plan for certain eligible employees. The Company contributions to the profit sharing plan are discretionary; eligible employees may contribute elective deferrals. The Company has received a qualified status for the plan from the Internal Revenue Service. In January 2008, the administration of employee related benefits were transferred to SFEIC, an affiliated company. (See Note 4.) The Company accrued $14,216 of contributions to the plan as of September 30, 2008, attributable to the period prior to the administrative transfer.

NOTE 6 – Net Capital Requirements

As a registered broker/dealer, the Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At September 30, 2008, under the most restrictive requirement, the Company had net capital of $132,602, which was $82,602 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was .51 to 1.

NOTE 7 – Reserve Requirements

The Company is exempt from the provisions of SEC Rule 15c3-3 (pursuant to paragraph (k)(2)(ii) of such Rule) under the Securities Exchange Act of 1934 as an introducing broker or dealer that clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, promptly transmits all customer funds and securities to the clearing broker or dealer, and does not otherwise hold funds or securities of customers. Operating under such exemption, the Company is not required to prepare a computation for Determination of Reserve Requirements for Brokers or Dealers under SEC Rule 15c3-3.

NOTE 8 – Commitments and Contingencies

Off-Balance-Sheet and Concentration of Credit Risk

In the normal course of business, the Company's customer activities involve the execution and settlement of various customer securities and financial instrument transactions. These activities may expose the Company to off-balance-sheet credit risk in the event the customer is unable to fulfill its contractual obligations. Counterparties to these activities primarily include broker/dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instruments. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

Leases

During the year ended September 30, 2008, the Company entered into a new lease agreement for its office facilities under which it is a joint tenant with SFEIC, an affiliated company. Under the terms of the management service agreement discussed in Note 4, SFEIC pays the monthly lease expense for the office facility, as well as the other various equipment leases which were entered into by the Company. The following are future minimum commitments of noncancelleable operating leases under which the Company would be obligated should SFEIC not perform under the management service agreement:

Years Ending September 30,	Office	Equipment	Total
2009	$ 195,744	$ 8,959	$ 204,703
2010	203,574	8,959	212,533
2011	211,717	3,783	215,500
2012	220,186	2,748	222,934
2013	228,993	2,748	231,741
Thereafter	699,065	916	699,981
	$ 1,759,279	$ 28,113	$ 1,787,392

Total rent expense recorded by the Company for the year ended September 30, 2008, prior to entering the management service agreement with SFEIC, was $36,955. Prior to entering the management service agreement with SFEIC, the Company subleased a portion of its office space to an unrelated party. Rental income received under the sublease agreement totaled $27,000 for the year ended September 30, 2008.

WINDES & MCCLAUGHRY
ACCOUNTANCY CORPORATION

Certified Public Accountants
& Consultants

Established 1926

Landmark Square
111 West Ocean Boulevard
Twenty-Second Floor
Post Office Box 87
Long Beach, CA 90801-0087

Tel: (562) 435-1191
Fax: (562) 495-1665

www.windes.com

Other Offices:
Irvine
Torrance

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors of
Stern Fisher Edwards Inc

In planning and performing our audit of the financial statements of Stern Fisher Edwards Inc (the Company) as of and for the year ended September 30, 2008, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions related to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at September 30, 2008, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the Financial Industry Regulatory Authority and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Windes & McClaughry

Long Beach, California
November 24, 2008

END